UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

Commission File Number: 333-226308

HUITAO TECHNOLOGY CO., LTD.

(Translation of registrant’s name into English)

800 3rd Ave, Suite 2800

New York, NY 10022

Tel: +1 (212) 220-3967

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Submission of Matters to a Vote of Security Holders.

Huitao Technology Co., Ltd., a Cayman Islands company (the “Company”) held its annual meeting of shareholders at 10:00 a.m. E.T., April 27, 2020, at its principal executive office in New York, NY. Holders of 9,412,287 ordinary shares of the Company were present in person or by proxy at the annual meeting, representing approximately 52% of the total 17,970,489 outstanding ordinary shares and therefore constituting a quorum of more than a third of the shares outstanding and entitled to vote at the annual meeting of shareholders as of the record date of April 7, 2020. The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows:

1.	To approve and adopt that certain Share Purchase Agreement and related transactions providing for the disposition by the Company of 100% of the outstanding capital stock of Xin Ao Construction Materials, Inc, the Company’s wholly owned subsidiary and a business company incorporated in the British Virgin Islands with limited liability, to Mr. Xianfu Han and Mr. Weili He in exchange for $600,000;

The shareholders approved the proposal. No broker non-votes are counted.

For	Against	Abstain
9,412,287	0	0

2.	Election of Directors;

The following individuals were elected as directors to serve on the Board of Directors (the “Board”) until the annual meeting of shareholders for the year ended June 30, 2021 or until his successor is duly elected and qualified. No broker non-votes are counted.

Director’s Name	For	Against
Yang (Sean) Liu	9,411,802	485

Lili Jiang	9,411,802	485

Wei Fang	9,411,802	485

Xiaoyuan Zhang	9,411,802	485

Wei Pei	9,411,802	485

3.	To approve and adopt an amendment and restatement of the Company’s memorandum and articles of association, to change the Company’s name from “Huitao Technology Co., Ltd.” to “Color Star Technology Co., Ltd.”;

The shareholders approved the proposal. No broker non-votes are counted.

For	Against	Abstain
9,412,287	0	0

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 27, 2020

HUITAO TECHNOLOGY CO., LTD.

By:	/s/ Yang (Sean) Liu
Name:	Yang (Sean) Liu
Title:	Chief Executive Officer